November 11, 2010

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear Mr. Ganley:

On behalf of our client, OFS Capital, LLC (the “Company”), we have set forth below the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form N-2 (the “Form N-2”), as conveyed to us by you in our telephone conversation on November 5, 2010. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for it. Except as otherwise noted, capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2.

During our phone conversation, the Staff asked that the Company address (1) why OFS Capital WM, LLC (“OFS Capital WM”) qualifies for the exclusion from the definition of “investment company” under the Investment Company Act of 1940 (the “1940 Act”) provided by Rule 3a-7 thereunder, and (2) why the Company’s investment in OFS Capital WM constitutes an investment in an “eligible portfolio company” as defined in Section 2(a)(46) of the 1940 Act.

1.	Background

Before addressing the specific questions posed by the Staff, we thought it would be helpful to briefly review the OFS Capital WM Transaction and provide some of the rationale behind the transaction. As described in Amendment No. 2, OFS Capital WM, a newly formed limited liability company and a special purpose entity, entered into a new $180 million secured revolving credit facility (the “WM Credit Facility”) with

OFS Capital, LLC	-2-

Wells Fargo Bank, N.A. (“Wells Fargo”) and Madison Capital Funding LLC (“Madison Capital”). As part of the OFS Capital WM Transaction, the Company sold to OFS Capital WM on a non-recourse basis a large portion of the senior secured loan portfolio transferred to it by the Company’s wholly-owned subsidiary, OFS Funding, LLC (“OFS Funding”), and transferred the cash consideration received in the transaction to OFS Funding, which it used to repay a substantial portion of the outstanding loan balance under OFS Funding’s debt facility with Bank of America (the “Old Credit Facility”). The Company also contributed additional capital to OFS Funding, which OFS Funding used, together with cash on hand, to pay off the remaining balance under the Old Credit Facility. In connection with the OFS Capital WM Transaction, an affiliate of Madison Capital was appointed as loan manager (the “Loan Manager”). As discussed in Amendment No. 2, the Company will not consolidate OFS Capital WM in its financial statements and instead reflects its equity investment in OFS Capital WM on its balance sheet in accordance with generally accepted accounting principles. The Company notes that it has discussed this treatment with its independent registered public accounting firm, who concurs with this treatment. While the Company’s investment in OFS Capital WM currently constitutes a significant portion of the Company’s portfolio, its significance will diminish upon completion of this offering and deployment of the offering proceeds, and the Company anticipates that its significance will further diminish over time as the Company deploys additional capital.

The Company structured the OFS Capital WM Transaction in the manner described for several reasons. Because of a change-in-control provision in the Old Credit Facility, it was necessary to repay in full outstanding loans thereunder and terminate the Old Credit Facility in order to consummate the offering by the Company as proposed in Amendment No. 2. As a result of the OFS Capital WM Transaction, the Company will continue to benefit from the loans sold to OFS Capital WM by virtue of its ownership of 100% of the equity interests in OFS Capital WM. Additionally, OFS Advisor will have increased management capacity in relation to the Company as a result of the appointment of an unaffiliated loan manager for OFS Capital WM’s assets, and the management fee payable to OFS Advisor will be reduced because the Company will pay that fee on the value of its equity investment in OFS Capital WM (which value takes into account the indebtedness of OFS Capital WM), as opposed to the value of the individual assets sold to OFS Capital WM (which would not reflect any indebtedness). The Company expects that, over the life of the WM Credit Facility, based on the cost of capital and the yield on the underlying assets, OFS Capital WM will have positive cash flow. In addition, the Company believes that its newly established relationship with Madison Capital will significantly expand certain investment opportunities available to the Company. For more information on the OFS Capital WM Transaction, see the sections titled “Prospectus Summary—Certain Steps to Facilitate our Strategy—OFS Capital WM Transaction and OFSAM Cash Contribution” and “The Company—Our Investment in OFS Capital WM” in the prospectus included in the Company’s Form N-2.

OFS Capital, LLC	-3-
2.	Analysis

OFS Capital WM’s Status as a 3a-7 Entity

Rule 3a-7 under the 1940 Act excludes from the definition of “investment company” any issuer engaged in the business of acquiring and holding eligible assets (and in activities related and incidental thereto) and which does not issue redeemable securities, subject to the following conditions:

•	The issuer issues fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets;

•

Such securities are accorded certain ratings, except that (1) unrated fixed-income securities may be sold to “institutional accredited investors”[1] and (2) other securities may be sold to qualified institutional buyers and persons involved in the organization or operation of the issuer or such persons’ affiliates, in each case provided that the issuer exercises reasonable care to ensure that such securities are sold and resold in compliance with such restrictions;

•

Acquisitions and dispositions of eligible assets (1) are in accordance with the terms and conditions set forth in the agreements or other instruments pursuant to which its securities are issued, (2) do not result in the downgrading of any rating of the issuer’s fixed-income securities, and (3) are not for the purpose of recognizing gains or decreasing losses resulting from market value changes; and

•

If the issuer issues any securities other than exempted securities, it appoints the required unaffiliated trustee, pursuant to an agreement regulating the resignation of the trustee, and takes reasonable steps to cause the trustee to have a perfected security interest or ownership interest in the underlying eligible assets, subject to limited exceptions, and all actions necessary to deposit in a segregated account with the trustee cash flows derived from such assets.

[1]

An “institutional accredited investor” is an accredited investor as defined in paragraphs (1),(2), (3) and (7) of Rule 501(a) under the Securities Act of 1933, as amended, and any entity in which all of the equity owners come within such paragraphs.

OFS Capital, LLC	-4-

Eligible Assets; Non-Redeemable Securities

As a threshold matter, OFS Capital WM is an issuer engaged in the business of acquiring and holding “eligible assets”2 comprising commercial loans (including participated loans for a period of 60 days after the closing), as well as highly rated, highly liquid short term paper and cash held in various transaction accounts, and is contractually limited under the Loan and Security Agreement, dated September 28, 2010 (the “Loan Agreement”) to purchasing only eligible assets.3 Further, neither the Variable Funding Notes (“VFNs”) issued to the lenders under the WM Credit Facility nor the Membership Interests issued to the Company are redeemable at the option of the holder, and OFS Capital WM’s right to prepay and refinance its debt would not render the securities “redeemable” within the meaning of Rule 3a-7.

Fixed-Income or Other Securities

In addition, the VFNs and the Membership Interests are “fixed-income securities” and “other securities,” respectively, within the meaning of Rule 3a-7(a)(1) because they entitle their holders to receive payments that depend primarily on the cash flow from OFS Capital WM’s eligible assets in the form of Eligible Loans (as defined in the Loan Agreement).4 The OFS Capital WM Transaction includes certain limited credit enhancement features customary in similar asset securitization transactions (principally, contractual rescission rights intended to protect the issuer in the event that the related seller breaches its representation and warranty that it has sold the issuer an Eligible Loan). As discussed in the SEC’s adopting release5 and because the securities issued depend “primarily” on cash flows from eligible assets, the Company believes that such standard asset securitization credit enhancements are permissible.

[2]

Rule 3a-7(b)(1) defines “eligible assets” as financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders.

[3]

Clause (dd) of the definition of “Eligible Loan” under the Loan Agreement requires that each such loan qualify as an eligible asset as defined in Rule 3a-7 under the 1940 Act, and the requirements in the Loan Agreement relating to the acquisition of additional loans and the making of advances with respect thereto are conditioned on such loans being Eligible Loans.

[4]

To address the Staff’s specific question, and even though we believe that such loans would still constitute eligible assets, only a very small portion of the loans in OFS Capital WM’s portfolio include or are anticipated to include a PIK interest feature (and then only with respect to investments which also have relatively larger periodic cash interest payments) or a conversion feature.

[5]

Exclusion from the Definition of Investment Company for Structured Financings, Investment Company Act Release No. IC-19105 (November 19, 1992), which states: “The provision tying payments to cash flows is intended to include payments obtained in any manner other than from the market value or fair value of the eligible assets. As such, and in light of the broad definition of eligible assets in paragraph (b)(i), modification of this requirement is not necessary. In addition, in some financings, residual interests are paid from the disposition of eligible assets. To address this practice, final paragraph (a)(1) requires the issuance of securities primarily backed by cash flows from eligible assets.” (citations omitted)

OFS Capital, LLC	-5-

Qualified Purchasers

Although the VFNs and Membership Interests are not rated, the securities have been sold to persons covered by the exception to Rule 3a-7(a)(2). With respect to the VFNs, Wells Fargo, being one of the largest commercial banks in the United States, meets the requirements for status as an “institutional accredited investor” and “qualified institutional buyer,” and Madison Capital provided, and each transferee of a VFN is required to provide, a representation letter to the Company stating that it is an institutional accredited investor and/or qualified institutional buyer. As to the Membership Interests, the Company is a “person involved in the organization or operation of the issuer.”

Acquisition and Disposition Criteria

The Loan Agreement provides extensive written criteria regarding acquisition and disposition of eligible assets, including extensive limitations in the definition of Eligible Loan, concentration limitations and other “Portfolio Acquisition and Disposition Requirements”6 designed to track certain of the requirements of Rule 3a-7(a). During a reinvestment period, OFS Capital WM may acquire additional loans provided that the conditions under the Loan Agreement to subsequent advances and additional loans are satisfied and each such additional loan is an Eligible Loan. In addition, certain substitutions (which must be with an Eligible Loan) and discretionary sales of loans cannot exceed a certain percentage of the aggregate facility amount, and any other optional sale of loans must result in the VFNs being paid in full and the Loan Agreement being terminated. Because the VFNs are not rated, any such transactions cannot result in a downgrading of their rating. Further, the Portfolio Acquisition and Disposition Requirements expressly prohibit acquisitions or dispositions for the primary purpose of recognizing gains or decreasing losses and the Loan Manager, on behalf of OFS Capital WM, is required to deliver a certificate to the Trustee in connection with each acquisition or disposition of a loan to the effect that the Portfolio Acquisition and Disposition Requirements have been satisfied. Under the Loan Agreement, the independent Loan Manager acts as collateral manager and servicing agent of OFS Capital WM for the purpose of performing functions customary in similar asset securitization transactions. For its services, the Loan Manager is compensated based on the value of the underlying assets, but receives no incentive compensation linked to the gains or losses on the portfolio.

[6]

The Portfolio Acquisition and Disposition Requirements will be satisfied with respect to any acquisition or disposition of a loan by OFS Capital WM if each of the following conditions is satisfied: (1) such loan, if being acquired, qualifies as an eligible asset under Rule 3a-7, (2) such loan is being acquired or disposed of in accordance with the terms and conditions set forth in the Loan Agreement and (3) such loan is not being acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.

OFS Capital, LLC	-6-

Unaffiliated Trustee

Finally, OFS Capital WM has appointed as trustee Wells Fargo Delaware Trust Company, N.A. (the “Trustee”), which makes various representations in the Loan Agreement to the effect that it meets the requirements of Section 26(a)(1) of the 1940 Act. In addition, the Loan Agreement conforms to the requirement that the trustee not be permitted to resign until either the trust has been completely liquidated and the proceeds distributed to security holders, or a successor trustee has been designated and accepted such trusteeship. OFS Capital WM has also taken various steps to cause the Trustee to have a perfected security interest in the loans in the portfolio and other collateral, including causing the filing of a UCC-1 with respect thereto and the execution of an account control agreement with respect to certain transaction accounts, and as further supported by certain of its representations and ongoing covenants in the Loan Agreement. OFS Capital WM, the Loan Manager and certain other parties are also required to identify and transfer all collections with respect to the portfolio assets to a collection account maintained by the Trustee.

For the reasons outlined above, the Company respectfully submits that OFS Capital WM meets the requirements for the exception from the definition of “investment company” set forth in Rule 3a-7.

OFS Capital WM’s Status as an Eligible Portfolio Company

Section 2(a)(48) of the 1940 Act generally defines a business development company (“BDC”) to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through (3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of these securities. Section 55(a) of the 1940 Act requires a BDC to have at least 70 percent of its assets invested in assets described in sections 55(a)(1) through (7) (“Qualifying Assets”). Qualifying Assets generally include securities issued by eligible portfolio companies as defined in Section 2(a)(46) of the 1940 Act. Section 2(a)(46)(B) generally excludes from the definition of an eligible portfolio company an investment company, as defined under Section 3 of the 1940 Act, and a company that would be an investment company but for the exclusion from the definition of investment company in Section 3(c) of the 1940 Act.

The Company respectfully submits that OFS Capital WM is an eligible portfolio company within the meaning of Section 2(a)(46) of the 1940 Act in that: (1) it satisfies the requirement of Section 2(a)(46)(A) because it is both organized under the laws of the United States and has its principal place of business in the United States, as it is a Delaware limited liability company with its principal place of business in Illinois; (2) it satisfies the requirement of Section 2(a)(46)(B) because it is neither an investment company nor a company which would be an investment company but for the exclusion from the definition of investment company

OFS Capital, LLC	-7-

in Section 3(c) of the 1940 Act in reliance on the exclusion from the definition of investment company in Rule 3a-7; and (3) it satisfies the requirements of Section 2(a)(46)(C)(iv) and Rule 2a-46(a) because it does not have any class of securities listed on a national securities exchange.

Moreover, while the Company will not exercise a controlling influence over OFS Capital WM, which is managed by the independent Loan Manager pursuant to the Loan Agreement, the Company will offer to provide and, if such offer is accepted, will so provide such guidance and counsel concerning the management, operations, or business objectives and policies of OFS Capital WM as OFS Capital WM, the Loan Manager or the Trustee may request. While the detailed criteria in the Loan Agreement and the other transaction documents likely will render any such assistance unnecessary, nothing precludes the Company from satisfying its obligations as a BDC in this respect.

In light of the reasons outlined above, the Company respectfully submits that OFS Capital WM is appropriately relying on the exception provided by Rule 3a-7 under the 1940 Act and that the Company’s investment in OFS Capital WM is an investment in an eligible portfolio company for purposes of Section 2(a)(46) of the 1940 Act.

The Company also notes for the information of the Staff that the OFS WM Transaction does not, and is not intended to, permit the Company to invest indirectly through OFS Capital WM in any assets in which it could not itself invest directly. As of the closing of the OFS Capital WM Transaction, the assets included in OFS Capital WM’s portfolio consist of investments that if acquired directly by the Company would satisfy the 70 percent of value condition set forth in Section 55 of the 1940 Act. The prospectus included in the Company’s Form N-2 provides detailed disclosure regarding the portfolio assets contributed by the Company in the section titled “Portfolio Companies” under the heading titled “Pro Forma - OFS Capital, LLC - Investments sold to OFS Capital WM as of June 30, 2010.”

*        *        *

The Company is mindful of the need for the Staff to complete its process and procedures for the review of the Company’s Form N-2. The Company requests that in doing so the Staff note, consistent with my statement during our call, that the Company believes that, if it does not resolve any remaining comments promptly, it will lose the opportunity to conduct an offering during this calendar year.

OFS Capital, LLC	-8-

If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown Patrick S. Brown

cc:	Glenn R. Pittson

(OFS Capital, LLC)

Jonathan H. Talcott

(Nelson Mullins Riley & Scarborough LLP)